FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)		OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . .0.5
1. Name and Address of Reporting Person * Waters, Jr. Richard D. (Last) (First) (Middle)	2. Issuer Name NuCo2, Inc. ("NUCO") and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner Officer (give title below) Other (specify below)
c/o J.P. Morgan Partners, LLC 1221 Avenue of the Americas-40th Floor	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)	4. Statement for Month/Day/Year 03/12/2003
(Street) New York, New York 10020		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).	(Over)
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Form 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exer- cise Price of Deriva- tive Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deri- vative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able (DE) and Expiration Date (ED) (Month/ Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deri- vative Securi- ties Benefi- cially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	DE	ED	Title	Amount or Number of Shares
Options (right to purchase)	$7.25	N/A		N/A	N/A	N/A	N/A	(FN 1)	10/02/09	Common Stock	6,000	N/A	6,000	D (FN 2)
Options (right to purchase)	$7.82	N/A		N/A	N/A	N/A	N/A	(FN 3)	1/01/11	Common Stock	10,000	N/A	10,000	D (FN 2)
Warrants	$6.65	N/A		N/A	N/A	N/A	N/A	Immed.	10/31/04	Common Stock	335,101	N/A	665,403	I	(FN 4)
Warrants	$6.65	N/A		N/A	N/A	N/A	N/A	Immed.	10/31/05	Common Stock	330,302	N/A	665,403	I	(FN 4)
Convertible Preferred Stock (FN 6)	$9.28 (FN 5)	N/A		N/A	N/A	N/A	N/A	Immed.	N/A	Common Stock	667,732	N/A	667,732	I	(FN 4)
Options (right to purchase)	$8.69	N/A		N/A	N/A	N/A	N/A	(FN 7)	10/21/12	Common Stock	6,000	N/A	6,000	D (FN 2)
Options (right to purchase)	$4.85	3/12/03		A		6,000		(FN 8)	3/12/13	Common Stock	6,000	N/A	6,000	D (FN 2)
Explanation of Responses:
(1)	One-third of the number of shares subject to the option were exercisable commencing on October 20, 2000, one-third of the number of shares subject to the option were exercisable commencing on October 20, 2001 and the final one-third of the number of shares subject to the option were exercisable commencing on October 20, 2002.
(2)	The option was granted to the reporting person, but as a Managing Director of the general partner of JPMP Master Fund Manager L.P. ("MF Manager"), which is the general partner of J.P. Morgan Partners (BHCA), L.P. ("JPM BHCA"), the owner of the securities, the reporting person is contractually obligated to exercise the option at the request of, and to transfer any shares issued under the stock option to, JPM BHCA.
(3)	One-fifth of the number of shares subject to the option were exercisable commencing January 2, 2001, one-fifth of the number of shares subject to the option were exercisable commencing January 2, 2002, one-fifth of the number of shares subject to the option were exercisable commencing January 2, 2003, one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2004 and the final one-fifth of the number of shares subject to the option are exercisable commencing January 2, 2005.
(4)	The amounts shown represent the beneficial ownership of the Issuer's equity securities by JPM BHCA. A portion of these securities may be deemed attributable to the reporting person because he is a Managing Director of the general partner of MF Manager and a limited partner of MF Manager. The actual pro rata portion of the Issuer's securities that may be deemed attibutable to the reporting person is not readily determinable because it is subject to several variables, including the internal rate of return and vesting of interests within JPM BHCA and MF Manager. The reporting person disclaims beneficial ownership to the extent it exceeds his precuniary interest in MF Manager.
(5)	Pursuant to the anti-dilution provisions of the warrants and the convertible preferred stock, the number of shares of common stock issuable upon exercise of outstanding warrants increased and the converion price of the Convertible Preferred Stock decreased as the result of a private placement effected on August 22, 2002.
(6)	Dividends are payable in kind if not paid in cash.
(7)	One-third of the number of shares subject to the option were exercisable commencing on October 21, 2003, one-third of the number of shares subject to the option are exercisable commencing on October 21, 2004 and the final one-third of the number of shares subject to the option are exercisable commencing on October 21, 2005.
(8)	One-third of the number of shares subject to the option were exercisable on March 12, 2003; one-third of the number of shares subject to the option are exercisable commencing March 12, 2004; and the final one-third of the number of shares subject to the option are exercisable commencing March 12, 2005.

/s/ Richard D. Waters, Jr.	3/13/2003

Richard D. Waters, Jr.	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
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